Advent Software, Inc. 301 Brannan Street, San Francisco, CA 94107

September 13, 2006

VIA FACSIMILE, OVERNIGHT DELIVERY AND EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-1004

Attention:  Stephen Krikorian

Re:                             Advent Software, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
Form 10-Q for the Quarterly Period Ended March 31, 2006
Form 10-Q for the Quarterly Period Ended June 30, 2006
File No. 000-26994

Ladies and Gentlemen:

Advent Software, Inc. (the “Company” or “Advent” or “we”), submits this letter in response to comments from the Staff of the Securities and Exchange Commission received by letter dated August 23, 2006, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2005 and the Company’s Form 10 Q for the quarterly periods ended March 31, 2006 and June 30, 2006.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Company’s Form 10-K or Forms 10-Q, as applicable.

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operation

Liquidity and Capital Resources

Cash Flows from Operating Activities, page 52

1.                                      Your disclosure indicates the increase in deferred revenues was caused, in part, by more contracts signed on a term model.  Tell us your consideration of disclosing the reasons why signing more contracts on a term model would increase deferred revenues.  In addition, tell us your consideration of disclosing the cash flow impact of transiting your business from a perpetual license to a term license sales model on accounts receivable and deferred revenues.  In this respect, tell us whether there were any changes in your accounts receivable billing cycle.  Address whether you receive advanced collections from customers on the term license model or whether cash is collected over the term of the license agreement.  We refer you to Section IV.B.1 of SEC Release 33-8350, Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Response:  The Company respectfully informs the Staff that total deferred revenues increased $6.7 million from December 31, 2004 to December 31, 2005.  Of that increase, $1.8 million was related to the transition to term licenses and the remainder of the increase was primarily related to new maintenance and recurring revenue contracts and maintenance contracts renewed at higher prices.

We believe that signing more contracts on a term license basis rather than a perpetual license basis will lead to an increase in our deferred revenues over time. Under a perpetual license arrangement, the license fee would normally be billed at the commencement of the contract and recognized as revenue immediately, assuming all revenue recognition criteria had been met. Under our term licenses, an equal amount of the total arrangement fee is billed annually at the start of each year of the multi-year term. Apart from this change, there have been no changes in our billing cycle.  At that time, because there is persuasive evidence of an arrangement and we have a legal and contractual right to bill and collect the receivable, we record the associated accounts receivable and deferred revenue for that year’s fee. The deferred revenue is then amortized as revenue, ratably over the respective year.

Consistent with SEC Release 33-8350, we disclosed a description of the transition in our business model in the overview section of Management’s Discussion and Analysis on page 31 to assist the reader in understanding the differences between a term and perpetual license model, which we believe provides an explanation of the reasons causing deferred revenues to increase under a term model.

Accordingly, we considered the disclosure of the expected changes in license revenues to be the appropriate explanation of the cash flow impacts of our transition to term licenses. However, as we continue in our transition to a predominantly term license model, we will continue to enhance our disclosures surrounding this business trend.

Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies

Revenue Recognition, page 70

2.                                      Your disclosure indicates you allocate 55% of the term license contract price to license revenue and 45% to maintenance and recurring revenues based on your assessment of the relative economic value of the two elements.  Clarify why you believe it is appropriate to allocate fair value of the elements in these arrangements for presentation purposes when you are not able to allocate fair value for recognition purposes.  In this respect, since you do not have VSOE to allocate fair value to the elements in your term license arrangements, revenue should be combined for those arrangements and separately presented in one financial statement caption on your consolidated statement of operations.  The reclassification of this revenue and its corresponding cost of sales may be presented in future filings.

Response:  We respectfully inform the Staff that we believe our existing disclosure provides the most meaningful representation and measure of the elements of revenue and the associated components of cost of revenues and gross margin and best complies with the requirements of S-X Rule 5.03.

We agree with the Staff that for revenue recognition purposes we do not have evidence of VSOE of fair value sufficient to allocate the arrangement fee between the maintenance and license components of our term licenses. However, while we acknowledge that we do not meet the threshold for establishing VSOE for revenue recognition purposes, we believe that for classification and disclosure purposes only, we have a systematic, consistently applied and logical rationale to bifurcate the arrangement fee between license and maintenance revenues based on relative economic values.  This does not impact the timing or measurement of the revenue recognition for these elements.

Our assessment of the relative economic value is based on an analysis of the revenue stream that could be expected from a perpetual license and associated maintenance renewals over a three year term, which is the length of most of our term licenses with bundled maintenance. As a percentage of the total term arrangement fee, the maintenance component was calculated to be approximately 45% of the overall arrangement fee over a three year period. Accordingly, we have allocated the arrangement fees in this manner and disclosed our policy.

Further, we would be unable to allocate the costs of maintenance between the two revenue categories of “Cost of term license fees” and “Maintenance and other recurring”. Such an allocation would be arbitrary and could potentially lead to misleading conclusions concerning the gross margins of the different revenue streams.

3.                                      Your disclosure on page 103 indicates you defer certain sales and marketing expenses related to your term licenses.  Clarify the sales and marketing expenses you defer and the accounting literature you apply.  If the expenses relate to incremental direct costs, tell us how your policy complies with paragraph 4 of Technical Bulletin 90-1 or paragraph 5 of Statement 91.  In addition, tell us your consideration of disclosing your policy for these costs.

Response:  The Company respectfully informs the Staff that the only sales and marketing expenses that we defer are sales commissions.  Sales commissions are paid to our direct sales force as part of their overall compensation and in this circumstance are directly associated with non-cancelable term contracts with customers. The commissions are deferred and amortized over the non-cancelable terms of the related term contracts, which are typically three years. This is the same period over which the related contract revenues are recognized. The deferred commission amounts are recoverable through the future revenue streams under the non-cancelable contracts. We believe that this policy is consistent with paragraph 4 of FTB 90-1 “Accounting for Separately

Priced Extended Warranty and Product Maintenance Contracts” since the sales commissions would not have been incurred but for the successful acquisition of the related contract.

With the increase in term license bookings and deferred commissions in fiscal 2006, we disclosed our policy on page 23 of our Form 10-Q for the quarterly period ended June 30, 2006 and plan to enhance the disclosure in our Form 10-Q for the quarterly period ending September 30, 2006 to disclose the policy and amounts of deferred direct and incremental sales commission for all related revenue streams.

4.                                      We note your policy disclosure for subscription-based and transaction based revenues.  Please clarify the following with respect to your policy:

•                  We note you offer your software in a hosting model based on your disclosure on page 30.  Explain whether the application of EITF No. 00-3 to your hosting arrangements requires you to recognize hosting revenue pursuant to SOP 97-2 or SAB Topic 13.  Specifically tell us whether or not your customers have the contractual right to take possession of the software at any time during the hosting period without significant penalty and whether it is feasible for the customer to either run the software on its own hardware or contract with another party unrelated to the vendor to host the software.  Further, tell us your consideration for disclosing your revenue recognition accounting policy for hosting services.  In your response provide the amount of hosting revenues recognized for all periods presented.

Response:  The Company respectfully wishes to clarify for the Staff the disclosure that “we are also offering Geneva in a hosted environment through an agreement reached with Paladyne Systems, a provider of alternative investment solutions.” We entered into a term licensing arrangement with Paladyne Systems, who in turn is using our Geneva product to provide a hosted environment for their customers.  We are not hosting Geneva for Paladyne or any other customer at this time and we have not entered into any licensing or hosting arrangement with any of Paladyne’s customers. We will clarify our disclosure in future filings to specify that Paladyne Systems, and not Advent, is hosting the product.

We disclose on pages 8 and 9 of our Form 10-K for the period ended December 31, 2005 that certain products are outsourced or web-based solutions.  These solutions are services offered on a hosted, subscription basis.  Revenues from these arrangements are not significant (2% of total revenues for fiscal 2005).  The revenue recognition policy for these solutions, which is in accordance with SAB Topic 13, is disclosed within our disclosure of maintenance and other recurring revenues.

•                  Your disclosure on page 41 discusses revenues generated from “Geneva-related assets under administration.”  Clarify the products and services you sell in these arrangements and the accounting guidance you apply to such arrangements.  As part of your response, clarify whether revenue is generated from the quarterly fees received or whether the quarterly fees are the manner in which you receive payment for your sales.

Response:  The Company respectfully informs the Staff that our Geneva software licenses are sold to fund administration customers under an Assets Under Administration (“AUA”) model.  Under that model, the license fee is determined in arrears based on the investment securities (assets) under administration accounted for using the Geneva software at the customer.   Advent applies SOP 97-2 to revenue earned under the Geneva AUA model.  AUA can be measured quarterly or annually depending on the stated contract terms.  Revenue derived from an AUA model is neither fixed nor determinable until the end of a measurement period.  At the time AUA fees become fixed or determinable, revenue is recognized in that period, assuming all other revenue recognition criteria have been fulfilled.

5.                                      Your disclosure indicates you estimate returns for maintenance and professional services.  Clarify why a return provision is necessary for maintenance and professional services performed.  In this respect, clarify whether there are contractual acceptance provisions that allow customers to receive a refund for maintenance and professional services performed.  Tell us how your accounting complies with paragraph 20 of SOP 97-2, Section A.3.b of SAB Topic 13 and paragraph 6 of SFAS 48.

Response:  We respectfully inform the Staff that this provision is not related to contractual acceptance provisions.  When a contract contains acceptance provisions, we do not recognize revenue until the acceptance has occurred consistent with paragraph 20 of SOP 97-2 and Section A.3.b of SAB Topic 13.  For maintenance and professional services, we do not provide a contractual right of return.

At December 31, 2005, we maintained a revenue reserve of $2.7 million in the aggregate for maintenance and services revenues. The reserve represents approximately 1.6% of maintenance and services revenues for fiscal 2005. This reserve is based on our historical experience, over a rolling 18 month period, of credit memos that are issued to customers. We sometimes issue service credit memos for occasional business disputes after service delivery or to customers when they want to reduce their maintenance level of service or the number of seats for their maintenance arrangements after the maintenance agreement has commenced.   Accordingly, we make a provision for such items at the time we recognize the related revenue consistent with SFAS 48. This provision has been consistently calculated.

Supplementary Quarterly Financial Data (Unaudited), page 102

6.                                      Your disclosure indicates you did not defer license, maintenance and professional services revenue, together with related expenses in sales and marketing, on certain term license arrangements in accordance with SOP 97-2 for each of the quarters of fiscal year 2005.  In light of this disclosure, tell us how you determined you maintained effective controls over your accounting for revenue recognition as of December 31, 2005.  In this respect, tell us the basis for your conclusion that there was not a material weakness in your controls over accounting for revenue recognition as of December 31, 2005.

Response:  We respectfully inform the Staff that we concluded that although a control deficiency did exist at December 31, 2005, it constituted a significant deficiency and not a material weakness.

Auditing Standard No. 2 (AS2) defines a significant deficiency in section 9 as “a control deficiency, or combination of control deficiencies, that adversely affects the company’s ability to initiate, authorize, record, process, or report external financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the company’s annual or interim financial statements that is more than inconsequential will not be prevented or detected.”

Section 10 of AS2 defines a material weakness as “a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected”.

We assessed materiality using Chart 2 of “A Framework for Evaluating Control Exceptions and Deficiencies” (the “Framework”) (which was developed in response to the requirements of AS2) as the deficiency constituted a “control activity deficiency”.

We assessed the actual (known) misstatement and the potential misstatement against our quantitative inconsequential and materiality thresholds on both an interim and annual basis and determined that the deficiency had and could result in a misstatement that was more than inconsequential but not material. We also considered qualitative factors such as, among others, the nature of the financial statement item affected, the susceptibility to fraud of the item, the subjectivity, complexity and judgment around the item and the frequency of the exception and we concluded that the deficiency did not constitute a material weakness based on qualitative factors.

As required under section 103 of AS2, this significant deficiency was reported to the Company’s Audit Committee in writing by our independent registered public accounting firm.

Exhibits 31.1 and 31.2

7.                                      We note theses exhibits include the titles “Chief Executive Officer and President” and “Chief Financial Officer” from the lead-in of the certification.  Please note that the language of the certifications required by Item 601(b)(31) of Regulation S-K must be provided exactly as stated therein.  See Release 34-46427 and the Division of Corporation Finance Staff Alert dated March 5, 2005.  Please clarify how you plan to comply with this guidance.

Response: The Company respectfully informs the Staff that we had inadvertently added the titles to the lead-in of the certification as a clarification of the identification of the signing individuals, and had not intended to change the certification itself.  We note that the certifications were appropriately signed by the principal executive and principal financial officers of the Company, respectively, and that the text of the certifications was not altered from the prescribed form.  We do not believe that the addition of titles was a substantive change to the certification which would conflict with the intent of either Release 34-46427 or the Division of Corporate Finance Staff Alert dated March 5, 2005, but we regret the change to the language.  We assure the Staff that we will not add the titles to future filings.

Form 10-Q for the Quarterly Period Ended March 31, 2006

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Revenue Recognition, page 22

8.                                      Your disclosure indicates you offer single year term licenses and you allocate revenue to the delivered component using the residual method as you have established VSOE of fair value of the undelivered elements.  However, your disclosure also indicates you have established VSOE of fair value of the license, maintenance and professional service elements.  Clarify the delivered element for which you have not established VSOE of fair value.  In addition, clarify how your policy for establishing VSOE of fair value of the term license and maintenance by reference to a stated renewal rate complies with paragraph 57 of SOP 97-2 and Section 5100.53 of the AICPA Technical Practice Aids.  As part of your response, please tell us the term of the maintenance agreement.  In addition, clarify whether the term license and maintenance agreement are renewed together.

Response:  The Company respectfully informs the Staff that this disclosure describes a scenario under which a single term license was offered to one customer.  In this scenario, the term license was offered for a single year with an option to renew at the same rate for an additional year subsequent to the expiration of the initial year. The renewal rate would establish VSOE for the term license and therefore revenue in such an arrangement would be allocated to each of the elements based on relative VSOE of fair value. We maintain VSOE for the fair value of our professional services.  We inform the Staff that we expect that almost all of our term licenses will be sold on a multi-year term basis and therefore, we expect this one year term scenario to be atypical.

* * * * *

In connection with the Company’s responses, it acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings; that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed duplicate of this letter and returning it to the undersigned in the envelope provided.

Please direct any comments or questions regarding the Company’s responses to the attention of the undersigned at (415) 645-1134. In addition, we respectfully request that you provide a facsimile of any additional comments you may have to my attention at (415) 546-4529, as well as that of Mr. Mark Bertelsen of Wilson Sonsini Goodrich & Rosati, our external corporate counsel, at (650) 493-6811.  Thank you for your assistance.

Sincerely,

ADVENT SOFTWARE, INC.

/s/ Graham V. Smith

Graham V. Smith
Chief Financial Officer

cc:	Mark A. Bertelsen, Wilson Sonsini Goodrich & Rosati
Danny Wallace, PricewaterhouseCoopers LLP